                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


      [ X ]       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

OR

      [   ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the transition period from ------------ to --------------.

                        Commission file number 0-20348.

      A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

             D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust

      B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

             D & K Healthcare Resources, Inc.
             8000 Maryland Avenue, Suite 920
             St. Louis, MO 63105



                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K


                             REQUIRED INFORMATION



      (a)    Financial Statements.  Filed as part of this Report on Form 11-K
             --------------------
are the financial statements and the schedules thereto of the D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust as required by Form 11-K together with the report thereon of Arthur Andersen LLP, independent public accountants, dated June 25, 1999.

      (b)    Exhibits.     Not Applicable.
             --------



                                       2

                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    D & K HEALTHCARE RESOURCES, INC. 401 (K)
                                    PROFIT SHARING PLAN AND TRUST


Date:  June 28, 1999                By:   /s/  Martin D. Wilson
                                    ----------------------------------------
                                    Martin D. Wilson, Trustee

                        D&K HEALTHCARE RESOURCES, INC.
                        401(k) PROFIT SHARING PLAN AND TRUST

                        FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                        TOGETHER WITH AUDITORS' REPORT

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustee of the D&K Healthcare Resources, Inc.
401(k) Profit Sharing Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the schedule of assets held for investment purposes and schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



St. Louis, Missouri,
   May 14, 1999

                                             D&K HEALTHCARE RESOURCES, INC.
                                             ------------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------

                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     ----------------------------------------------

                                                    DECEMBER 31, 1998
                                                    -----------------

                                                                                  Participant Directed
                                                 ---------------------------------------------------------------------------------
                                                 Fidelity    Neuberger    Twentieth   Oppenheimer    Warburg   Virtuoso
                                   Dreyfus A      Asset      & Berman      Century       Global     Emerging   Guaranteed     Loan
                                   Bonds Plus    Manager     Guardian       Ultra        Fund A       Growth   Interest       Fund
                                   ----------    --------    ---------    ---------   -----------   --------   ----------     ----
ASSETS:
   Investments, at fair value-
    Dreyfus A Bonds Plus            $50,852     $     --     $     --     $     --     $     --     $    --    $    --     $    --
    Fidelity Asset Manager               --      127,671           --           --           --          --         --          --
    Neuberger & Berman Guardian          --           --      416,078           --           --          --         --          --
    Twentieth Century Ultra              --           --           --      662,138           --          --         --          --
    Oppenheimer Global Fund A            --           --           --           --      344,893          --         --          --
    Warburg Emerging Growth              --           --           --           --           --      54,106         --          --
    Virtuoso Guaranteed Interest         --           --           --           --           --          --     53,047          --
    Loan Fund                            --           --           --           --           --          --         --      14,605
    D&K Common Stock                     --           --           --           --           --          --         --          --
                                    -------     --------     --------     --------     --------     -------    -------     -------
        Total investments            50,852      127,671      416,078      662,138      344,893      54,106     53,047      14,605
                                    -------     --------     --------     --------     --------     -------    -------     -------
   Receivables-
    Participant contributions         3,287        5,409       13,450       20,658       10,492       2,912      1,927          --
    Employer contributions               --           --           --           --           --          --         --          --
                                    -------     --------     --------     --------     --------     -------    -------     -------
        Total receivables             3,287        5,409       13,450       20,658       10,492       2,912      1,927          --
                                    -------     --------     --------     --------     --------     -------    -------     -------
NET ASSETS AVAILABLE FOR
   BENEFITS                         $54,139     $133,080     $429,528     $682,796     $355,385     $57,018    $54,974     $14,605
                                    =======     ========     ========     ========     ========     =======    =======     =======

NUMBER OF UNITS AT
   DECEMBER 31, 1998                 42,967       69,675      236,004      198,487      149,951      38,267     45,061
                                    =======     ========     ========     ========     ========     =======    =======
VALUE PER UNIT AT
   DECEMBER 31, 1998                $  1.26     $   1.91     $   1.82      $  3.44     $   2.37     $  1.49    $  1.22
                                    =======     ========     ========     ========     ========     =======    =======

                                               Nonparticipant
                                                  Directed
                                               --------------
                                                    D&K
                                                   Common
                                                   Stock         Total
                                                  --------      ----------
ASSETS:
   Investments, at fair value-
    Dreyfus A Bonds Plus                          $     --      $   50,852
    Fidelity Asset Manager                              --         127,671
    Neuberger & Berman Guardian                         --         416,078
    Twentieth Century Ultra                             --         662,138
    Oppenheimer Global Fund A                           --         344,893
    Warburg Emerging Growth                             --          54,106
    Virtuoso Guaranteed Interest                        --          53,047
    Loan Fund                                           --          14,605
    D&K Common Stock                               465,580         465,580
                                                  --------      ----------
        Total investments                          465,580       2,188,970
                                                  --------      ----------
   Receivables-
    Participant contributions                           --          58,135
    Employer contributions                          66,332          66,332
                                                  --------      ----------
        Total receivables                           66,332         124,467
                                                  --------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $531,912      $2,313,437
                                                  ========      ==========

NUMBER OF UNITS AT
   DECEMBER 31, 1998

VALUE PER UNIT AT
   DECEMBER 31, 1998

      The accompanying notes are an integral part of this statement.

                                             D&K HEALTHCARE RESOURCES, INC.
                                             -------------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------

                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     ----------------------------------------------

                                                   DECEMBER 31, 1997
                                                   -----------------


                                                                                 Participant Directed
                                                ---------------------------------------------------------------------------------
                                                Fidelity    Neuberger    Twentieth   Oppenheimer    Warburg   Virtuoso
                                  Dreyfus A      Asset      & Berman      Century       Global     Emerging   Guaranteed     Loan
                                  Bonds Plus    Manager     Guardian       Ultra        Fund A       Growth   Interest       Fund
                                  ----------    --------    ---------    ---------   -----------   --------   ----------     ----
ASSETS:
   Investments, at fair value-
      Dreyfus A Bonds Plus         $35,572     $     --     $     --     $     --     $     --     $ --       $    --    $    --
      Fidelity Asset Manager            --      114,136           --           --           --       --            --         --
      Neuberger & Berman Guardian       --           --      347,462           --           --       --            --         --
      Twentieth Century Ultra           --           --           --      391,058           --       --            --         --
      Oppenheimer Global Fund A         --           --           --           --      312,592       --            --         --
      Warburg Emerging Growth           --           --           --           --           --       --            --         --
      Virtuoso Guaranteed Interest      --           --           --           --           --       --        72,089         --
      Loan Fund                         --           --           --           --           --       --            --     24,054
      D&K Common Stock                  --           --           --           --           --       --            --         --
                                   -------     --------     --------     --------     --------     ----       -------    -------
         Total investments          35,572      114,136      347,462      391,058      312,592       --        72,089     24,054
                                   -------     --------     --------     --------     --------     ----       -------    -------
   Receivables-
      Participant contributions        516          961        4,487        5,792        3,553      309           790         --
      Employer contributions            --           --           --           --           --       --            --         --
                                   -------     --------     --------     --------     --------     ----       -------    -------
         Total receivables             516          961        4,487        5,792        3,553      309           790         --
                                   -------     --------     --------     --------     --------     ----       -------    -------
NET ASSETS AVAILABLE FOR
   BENEFITS                        $36,088     $115,097     $351,949     $396,850     $316,145     $309       $72,879    $24,054
                                   =======     ========     ========     ========     ========     ====       =======    =======

NUMBER OF UNITS AT
   DECEMBER 31, 1997                29,340       69,336      195,527      153,818      149,125      218        62,827
                                   =======     ========     ========     ========     ========     ====       =======

VALUE PER UNIT AT
   DECEMBER 31, 1998               $  1.23     $   1.66     $   1.80     $   2.58     $   2.12    $1.42       $  1.16
                                   =======     ========     ========     ========     ========     ====       =======


                                               Nonparticipant
                                                  Directed
                                               --------------
                                                    D&K
                                                   Common
                                                   Stock         Total
                                                  --------      ----------
ASSETS:
   Investments, at fair valu                      $     --      $   35,572
      Dreyfus A Bonds Plus                              --         114,136
      Fidelity Asset Manager                            --         347,462
      Neuberger & Berman Guardian                       --         391,058
      Twentieth Century Ultra                           --         312,592
      Oppenheimer Global Fund A                         --              --
      Warburg Emerging Growth                           --              --
      Virtuoso Guaranteed Interes                       --          72,089
      Loan Fund                                         --          24,054
      D&K Common Stock                             131,856         131,856
                                                  --------      ----------
         Total investments                         131,856       1,428,819
                                                  --------      ----------
   Receivables
      Participant contributions                         --          16,408
      Employer contributions                        52,346          52,346
                                                  --------      ----------
         Total receivables                          52,346          68,754
                                                  --------      ----------
NET ASSETS AVAILABLE FOR
   BENEFITS                                       $184,202      $1,497,573
                                                  ========      ==========

NUMBER OF UNITS AT
   DECEMBER 31, 1997

VALUE PER UNIT AT
   DECEMBER 31, 1997

            The accompanying notes are an integral part of this statement.

                                             D&K HEALTHCARE RESOURCES, INC.
                                             ------------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------

                                 STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS
                                 ------------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 1998
                                          ------------------------------------

                                                                                 Participant Directed
                                                ---------------------------------------------------------------------------------
                                                Fidelity    Neuberger    Twentieth   Oppenheimer    Warburg   Virtuoso
                                  Dreyfus A      Asset      & Berman      Century       Global     Emerging   Guaranteed     Loan
                                  Bonds Plus    Manager     Guardian       Ultra        Fund A       Growth   Interest       Fund
                                  ----------    --------    ---------    ---------   -----------   --------   ----------     ----
ADDITIONS:
   Participant contributions       $15,818     $ 46,371     $142,398     $165,340     $ 89,487     $26,663    $12,243    $     --
   Employer contributions               --           --           --           --           --          --         --          --
   Interest income                      --           --           --           --           --          --      2,586       1,641
   Net appreciation
      (depreciation) in the
      fair value of investments        855       13,064       (6,591)     148,103       26,449       3,972         --          --
                                   -------     --------     --------     --------     --------     -------    -------    --------
         Total additions            16,673       59,435      135,807      313,443      115,936      30,635     14,829       1,641
                                   -------     --------     --------     --------     --------     -------    -------    --------
DEDUCTIONS:
   Benefits paid to participants     4,821       39,301       39,786       37,955       68,413         533     27,088       1,345
   Administrative expenses              42           92          262          263          168          17        159          --
   Participant loans                    81       (1,560)       2,116        3,180        9,817         556        555     (14,745)
   Interfund transfers, net         (6,322)       3,619       16,064      (13,901)      (1,702)    (27,180)     4,932      24,490
                                   -------     --------     --------     --------     --------     -------    -------    --------
         Total deductions           (1,378)      41,452       58,228       27,497       76,696     (26,074)    32,734      11,090
                                   -------     --------     --------     --------     --------     -------    -------    --------
         Change in net assets
           available for
           benefits                 18,051       17,983       77,579      285,946       39,240      56,709    (17,905)     (9,449)

NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1997      36,088      115,097      351,949      396,850      316,145         309     72,879      24,054
                                   -------     --------     --------     --------     --------     -------    -------    --------

NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1998     $54,139     $133,080     $429,528     $682,796     $355,385     $57,018    $54,974    $ 14,605
                                   =======     ========     ========     ========     ========     =======    =======    ========

                                               Nonparticipant
                                                  Directed
                                               --------------
                                                    D&K
                                                   Common
                                                   Stock         Total
                                                  --------      ----------
ADDITIONS:
   Participant contributions                      $     --      $  498,320
   Employer contributions                           66,332          66,332
   Interest income                                      --           4,227
   Net appreciation
      (depreciation) in the
      fair value of investments                    320,937         506,789
                                                  --------      ----------
         Total additions                           387,269       1,075,668
                                                  --------      ----------
DEDUCTIONS:
   Benefits paid to participants                    39,243         258,485
   Administrative expenses                             316           1,319
   Participant loans                                    --              --
   Interfund transfers, net                             --              --
                                                  --------      ----------
         Total deductions                           39,559         259,804
                                                  --------      ----------
         Change in net assets
           available for benefits                  347,710         815,864

NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1997                     184,202       1,497,573
                                                  --------      ----------

NET ASSETS AVAILABLE FOR
   BENEFITS, December 31, 1998                    $531,912      $2,313,437
                                                  ========      ==========



        The accompanying notes are an integral part of this statement.

                         D&K HEALTHCARE RESOURCES, INC.
                         ------------------------------

                      401(k) PROFIT SHARING PLAN AND TRUST
                      ------------------------------------

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------

1.    DESCRIPTION OF THE PLAN:
      ------------------------

The following description of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

General
-------

The Plan is a defined contribution plan established by D&K Healthcare Resources, Inc. (D&K or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established January 1, 1995, to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Prior to July 1, 1997, full-time employees were eligible to participate in the Plan upon reaching age 21 and completing 120 days of regular service. Effective July 1, 1997, full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

The Plan is administered by executives of D&K, with additional administrative duties performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Insurance Company (Nationwide).

Contributions
-------------

Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC.

The Company contribution is discretionary and is currently equivalent to 25% of employees' contributions up to a maximum contribution based on 6% of eligible compensation and is invested in the D&K Common Stock Fund. In April 1999, the Company contribution to the Plan for 1998 was made in the form of 2,575 shares of D&K Healthcare Resources, Inc. common stock valued at $66,332.

Investments
-----------

Participants direct contributions into any of seven investment funds. Members may change their investment elections quarterly. A description of each investment fund is provided below:

      Dreyfus A Bonds Plus
      --------------------

      For investment of contributions in a fund which invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. At least 80% of the fund's portfolio is invested in bonds rated at least A by Moody's Investor Services, Inc. or Standard and Poor's Corporation. The fund seeks the maximum amount of current income to the extent consistent with the preservation of capital and maintenance of liquidity.

      Fidelity Asset Manager
      ----------------------

      For investment of contributions in a fund which diversifies across stocks, bonds and short-term and money market instruments, both in the United States and abroad. The fund has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. This mix will vary over short-term periods as fund management gradually adjusts the fund's holdings, within defined ranges, based on the current outlook for the different markets. Neutral mix: stocks 50% (can range from 30-70%), bonds 40% (can range from 20-60%), and short term/money market 10% (can range 0-50%). The fund seeks high total return with reduced risk over the long term.

      Neuberger & Berman Guardian Fund
      --------------------------------

      For investment of contributions in a fund that invests in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies. The fund seeks capital appreciation and current income.

      American Century:  Twentieth Century Ultra
      ------------------------------------------

      For investment of contributions in a fund that invests in the stocks of companies that demonstrate accelerating, sustainable earnings growth. The fund's management team evaluates companies based on earnings and revenue trends. The fund intends to remain fully invested in the stock market at all times. The fund seeks capital appreciation over time by investing primarily in the common stocks of medium- and large-sized companies that exhibit accelerating growth.

      Oppenheimer Global Fund A
      -------------------------

      For investment of contributions in a fund that invests in foreign and U.S. markets using a disciplined theme approach. The fund identifies key worldwide trends in order to focus on areas that the fund management believes offers some of the best opportunities for long-term growth. These trends fall into three categories of change: technological change, demographic/geopolitical change and changing resource need. The fund utilizes techniques such as hedging, borrowing money for investment in securities and short-term trading. The fund seeks capital appreciation and does not consider current income as an objective.

      Warburg Emerging Growth Fund
      ----------------------------

      For investment of contributions in a fund that invests in a portfolio of equity securities of domestic companies. The fund ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation. Emerging growth companies are small- or medium-sized companies that have passed their start-up phase and that show positive earnings and prospects of achieving significant profits and gains in a relatively short period of time. Emerging growth companies generally stand to benefit from new products or services, technological developments or changes in management and other factors and include smaller companies experiencing unusual developments affecting their market value. The Emerging Growth Fund seeks maximum capital appreciation.

      Virtuoso Guaranteed Interest Fund
      ---------------------------------

      For investment of contributions in a guaranteed return contract with a quarterly interest rate that is indexed to the Treasury Note yield. The interest earned in this contract can change quarterly if the yield on the Treasury Note index changes. The assets invested in this contract are a part of the general assets of Nationwide. In 1998, the return on this fund was 4.4%.

      D&K Common Stock Fund
      ---------------------

      Company contributions to this fund are invested in the common stock of D&K. The fund may have cash on hand to meet current needs. Accounts are valued as of the last day of the plan year. This fund is not an investment option for employee contributions.

Vesting
-------

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with one thousand hours. The vesting schedule is as follows:

                                                        Percentage
         Years of Vesting Service                         Vested
       ----------------------------                   --------------
                   0-1                                       0%
                    2                                       20%
                    3                                       40%
                    4                                       60%
                    5                                       80%
                    6                                      100%
     Death, disability or retirement                       100%

Payments of Benefits
--------------------

Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce company discretionary contributions.

Loans to Employees
------------------

Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. Loans are repayable through payroll deductions. The interest rate is determined by the prime rate on the day the loan is processed. At December 31, 1998, the range is 8.0-9.67%. The outstanding balance of loans to participants was $14,605 and $24,054 as of December 31, 1998 and 1997, respectively.

Plan Member Accounts
--------------------

Individual accounts are maintained for each plan participant to reflect the plan participant's share of the Plan's income, the Company's contribution and the plan participant's contribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      -------------------------------------------

Definition of the Plan Year
---------------------------

The Plan year is a calendar year ending December 31.

Basis of Presentation
---------------------

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

The Company pays all administrative expenses of the Plan.

Valuation of Investments
------------------------

Investments in mutual funds and D&K stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing.

The Plan's guaranteed interest fund is included in the financial statements at December 31, 1998, at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee which is based on the five-year U.S. Treasury Note yield. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

3.    TAX STATUS:
      -----------

The Plan has not obtained a determination letter from the IRS, however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 1998.

4.    DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN:
      ----------------------------------------------------

D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but D&K determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect.

5.    RECONCILIATION TO FORM 5500:
      ----------------------------

For the year ended December 31, 1998, the Plan had approximately $27,984 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by D&K for the year ended December 31, 1998:

                                                                                Participant
                                                                                Termination
                                                                 Benefits           and           Net Assets
                                                                Payable to      Withdrawal       Available for
                                                               Participants      Payments          Benefits
                                                               ------------     -----------      -------------
      Per financial statements                                  $     --        $ 258,485       $ 2,313,437
      Accrued benefit payments - December 31, 1998                27,984           27,984           (27,984)
      Accrued benefit payments - December 31, 1997                    --          (64,243)               --
                                                                --------        ---------       -----------
                  Per Form 5500                                 $ 27,984        $ 222,226       $ 2,285,453
                                                                ========        =========       ===========

                                                                                                  SCHEDULE I



                                             D&K HEALTHCARE RESOURCES, INC.
                                             ------------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------

                               ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               ----------------------------------------------------------

                                                   DECEMBER 31, 1998
                                                   -----------------
                                                                          Fair
                                                     Cost<Fa>             Value
                                                     ---------            -----
Dreyfus A Bond Plus                                 $    <Fa>           $   50,852

Fidelity Asset Manager                                   <Fa>              127,671

Neuberger & Berman Guardian                              <Fa>              416,078

Twentieth Century Ultra                                  <Fa>              662,138

Oppenheimer Global Fund A                                <Fa>              344,893

Warburg Emerging Growth                                  <Fa>               54,106

Virtuoso Guaranteed Interest<F*>                         <Fa>               53,047

Participant loans, 8% to 9.67%                        14,605                14,605

D&K Common Stock<F*>                                 124,364               465,580
                                                                        ----------
                                                                        $2,188,970
                                                                        ==========

<Fa> The Plan's record keeper does not provide historical cost information.

<F*>Also a party-in-interest.



          The accompanying notes are an integral part of this schedule.

                                                                                                 SCHEDULE II



                                        D&K HEALTHCARE RESOURCES, INC.
                                        ------------------------------

                                     401(k) PROFIT SHARING PLAN AND TRUST
                                     ------------------------------------

                              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS <Fa>
                              ---------------------------------------------------

                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                     ------------------------------------

                                    Purchases                                      Sales
                                -----------------            ------------------------------------------------
                                No. of                       No. of                     Sales        Gain/
                                Trans.     Cost              Trans.     Cost<Fb>        Price      (Loss)<Fb>
                                ------   --------            ------     --------       -------     ----------
Neuberger & Berman Guardian      15      $142,398              30       $   --         $67,675      $   --

Twentieth Century Ultra          15       165,340              31           --          46,581          --

Oppenheimer Global Fund A        15        89,487              25           --          87,235          --

D&K Common Stock<F*>              1        52,346               5           --          38,832          --


<Fa>  Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

<Fb>  The Plan's record keeper does not provide historical cost information.

<F*>Also a party-in-interest.



      The accompanying notes are an integral part of this schedule.

                                                                                                         SCHEDULE III



                                         D&K HEALTHCARE RESOURCES, INC.
                                         ------------------------------

                                       401(k) PROFIT SHARING PLAN AND TRUST
                                       ------------------------------------

                                   ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS
                                   ---------------------------------------------

                                       FOR THE YEAR ENDED DECEMBER 31, 1998
                                       ------------------------------------

                             Relationship
                            Plan, Employer       Description of Transaction, Including                        Interest
       Identity of             Or Other       Maturity Date, Rate of Interest, Collateral        Amount       Incurred
     Party Involved       Party-in-Interest            and Par or Maturity Value                 Loaned       on Loan
     --------------       -----------------   -------------------------------------------        ------       --------
     D&K Healthcare             Sponsor
     Resources, Inc.                            Lending of monies from the Plan
                                                to the employer (contributions not
                                                timely remitted to the Plan), as follows:
                                                   Deemed loan dated October 22, 1998,
                                                      maturity November 2, 1998, with interest
                                                      at 6.5% per annum                         $31,090        $44
                                                   Deemed loan dated November 23, 1998,
                                                      maturity December 7, 1998, with interest
                                                      at 6.5% per annum                          44,056         71
                                                   Deemed loan dated December 22, 1998,
                                                      maturity January 6, 1999, with interest
                                                      at 6.5% per annum                          30,041         53
                                                   Deemed loan dated January 25, 1999,
                                                      maturity February 5, 1999, with interest
                                                      at 6.5% per annum                          27,787         49



                             The accompanying notes are an integral part of this schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated May 14, 1999, included in this Form 11-K for the year ended December 31, 1998, into D&K Healthcare Resources, Inc.'s previously filed Registration Statement on Form S=8 (No. 333-24263).



ARTHUR ANDERSEN LLP



St. Louis, Missouri,
  June 25, 1999